

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

January 31, 2014

<u>**Via E-Mail**</u>

Adam M. Givertz, Esq.
Paul Weiss, Rifkind Wharton & Garrison LLP
Suite 3100, 77 King Street West
Toronto, Ontario
Canada M5K 1J3

> **Re:** **Animas Resources Ltd.**
> **Schedule 14D-1F filed January 23, 2014, by GoGold Resources, Inc.**
> **SEC File No. 005-87771**

Dear Mr. Givertz:

We have limited our review of the filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Schedule 14D-1F

<u>III. Compliance with the Exchange Act</u>

1.   Please advise us whether the bidder has been granted any waivers or exemptions from certain Canadian laws that would impair the ability of the bidder to make the offer in compliance with Rule 14d-1(b) unless the bidder complied with corresponding U.S. tender offer rules. If any waiver or exemption was granted, please file it as an exhibit to your Schedule 14D-1F.

<u>Cover Page of Schedule 14D-1F</u>

2.   Please move all of the legends required by Item 2 of Part I of Schedule 14D-1F to the outside front cover of the home jurisdiction document. See Schedule 14D-1F.

3.   Please tell us your basis for disclaiming, on page vii, disclosure in your own document. Alternatively, remove such disclaimer.

Offer to Purchase for Cash

4.   We note that you have entered into lock-up agreements with holders of 63.7% of the company's outstanding shares. Please describe how you complied with Question 139.29 of the Division of Corporation Finance's Compliance and Disclosure Interpretations of the Securities Act Sections.

5.   On a related note, disclose the names of each security holder that entered into the lock-up agreements and the number of shares held by each such person.

Conditions of the Offer, page 20

4.   Refer to the penultimate paragraph in this section, on page 23 of the Offer to Purchase. We believe a tender offer may be conditioned on a variety of events and circumstances, provided they are not within the direct or indirect control of the bidder, and are drafted with sufficient specificity to allow for objective verification. In the paragraph we cite, you reserve the right to terminate the offer even where a listed offer condition is triggered by your own action or inaction. Please revise this language to comply with our position.

5.   In the same paragraph, the bidder explains that the failure to exercise any of the rights will not be deemed to be a waiver of any offer condition. Please note that when a condition is triggered and the bidder decides to proceed with the offer, we believe that this decision constitutes a waiver of the triggered condition. Waivers of material conditions require that at least five business days remain in the tender offer following the date of the waiver. Please revise your disclosure accordingly.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the bidder is in possession of all facts relating to the disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

        In responding to our comments, please provide a written statement from the bidder acknowledging that:

   ·   the bidder is responsible for the adequacy and accuracy of the disclosure in the filing;

   ·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the bidder may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions to me at (202) 551-3619. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

/s/ Daniel F. Duchovny
Daniel F. Duchovny
Special Counsel
Office of Mergers and Acquisitions